UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BUZZFEED, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

12430A102
(CUSIP Number)

Thomas J. Reid Chief Legal Officer and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A102
1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,507,693 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,507,693 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,507,693 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.48% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 12430A102
1.	NAMES OF REPORTING PERSONS NBCUniversal, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,507,693 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,507,693 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,507,693 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.48% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 12430A102
1.	NAMES OF REPORTING PERSONS NBCUniversal Media, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,507,693 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,507,693 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,507,693 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.48% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Comcast Corporation, NBCUniversal, LLC and NBCUniversal Media, LLC (collectively, the “Reporting Persons”) on December 13, 2021, as amended by Amendment No. 1 filed with the SEC on February 1, 2023 and Amendment No. 2 filed with the SEC on February 6, 2023 (collectively, “Schedule 13D”). This Amendment No. 3 amends, supplements and restates the Schedule 13D as specifically set forth herein. This Amendment No. 3 does not restate disclosures in the Schedule 13D that are not being amended and should be read in conjunction with the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 3 relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of BuzzFeed, Inc., a Delaware corporation (the “Issuer”). On February 16, 2023 and February 21, 2023, the Reporting Persons sold 524,322 shares of Class A Common Stock in the open market. This Amendment is filed to reflect the reduction of the outstanding ownership held by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated as follows:

(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule are incorporated herein by reference. As of February 21, 2023, the Reporting Persons shared beneficial ownership of an aggregate of 19,507,693 shares of Class A Common Stock of the Issuer, which is equal to approximately 15.48% of the outstanding shares of Class A Common Stock of the Issuer, based on 125,981,696 shares of Class A Common Stock of the Issuer that were outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Issuer’s Most Recent Quarterly Report”). However, the Reporting Persons’ 19,507,693 shares of Class A Common Stock represent less than 5% of the total voting power of all outstanding shares of the Issuer’s Class A Common Stock, Class B Common Stock and Class C Common Stock on a combined basis, as of November 10, 2022, based on information disclosed in the Issuer’s Most Recent Quarterly Report.

Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Common Stock of the Issuer.

(b)	The response of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Class A Common Stock of the Issuer which they may be deemed to beneficially own.

(c)	Except as described in Item 3 of this Schedule, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the shares of Class A Common Stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

NBCUNIVERSAL, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President and Assistant Secretary

NBCUNIVERSAL MEDIA, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President and Assistant Secretary